Exhibit 99.1

Can-Fite’s Subsidiary, OphthaliX, to Present at Ophthalmology Futures European Forum

To Showcase Clinical Data on CF101 for Treatment of Glaucoma

PETACH TIKVA, ISRAEL - October 2, 2013 - Can-Fite BioPharma Ltd. (TASE: CFBI), (OTCQB: CANFY), a biotechnology company developing a pipeline of small molecule drugs that address inflammatory and cancer diseases, announced today that Dr. Sari Fishman, the Director of Clinical Affairs of OphthaliX Inc. (OTCQB:OPLI), its subsidiary, will deliver a company presentation at the Ophthalmology Futures European Forum™ in Amsterdam, The Netherlands. The conference brings together a diverse panel of key members of the ophthalmology community, including those from the industry, academia and financial investment practices, to discuss the future of ophthalmological specialties.

Dr. Fishman’s presentation will start at 5:00 pm on October 3rd, 2013, and will include information on OphthaliX’s glaucoma development program, which is currently in Phase II clinical trials in the United States, Europe and Israel.

In addition to glaucoma, Can-Fite, on behalf of OphthaliX, in which it holds approximately 82% of the issued and outstanding common stock, is currently conducting Phase III clinical trials in the United States, Europe and Israel for the treatment of dry eye syndrome and is preparing for Phase II trials in Europe and Israel for the treatment of uveitis. OphthaliX has exclusively licensed the worldwide rights for Can-Fite’s CF101 drug candidate for the use in ophthalmic indications.

"We are looking forward to OphthaliX presenting at the Ophthalmology Futures European Forum," stated Can-Fite’s Chief Executive Officer, Dr. Pnina Fishman. “With the results of our Phase III clinical trials for the treatment of dry eye syndrome scheduled to be announced in the fourth quarter of this year, this will be a great opportunity to present our current work in glaucoma and to highlight CF101’s potential for efficacy in the treatment of several ophthalmic conditions. Many key members in the ophthalmology community will be in attendance and presenting, making the Forum a good place to interact with other innovators in the industry.”

About CF101

CF101, an A3 adenosine receptor agonist, is a novel, first in class, small molecule, orally bioavailable drug which demonstrated efficacy and an excellent safety profile in clinical studies. Through a service arrangement with its parent, Can-Fite, OphthaliX currently develops CF101 for the treatment of ophthalmic indications, including dry eye syndrome (Phase III), glaucoma (Phase II) and uveitis (initiating Phase II). CF101 is also developed by Can-Fite for the treatment of autoimmune inflammatory diseases, including, but not limited to, rheumatoid arthritis (Phase IIb) and psoriasis (Phase II/III).

About OphthaliX Inc.

OphthaliX Inc. is a clinical-stage biopharmaceutical company focused on developing therapeutic products for the treatment of ophthalmic disorders. OphthaliX's product candidate CF101, is being developed to treat three ophthalmic indications: dry eye syndrome; glaucoma; and uveitis.

Exhibit 99.1

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the “TASE”) (TASE: CFBI). Level II American Depository Receipts of the company are traded on the U.S. Over-the-Counter Markets (the “OTC Markets”) (OTCQB: CANFY). Can-Fite, which commenced business activity in 2000, was founded by Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Dr. Fishman serves as the Chief Executive Officer of Can-Fite. Dr. Fishman founded Can-Fite on the basis of her scientific findings, and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and are suggested as a biological predictive marker. Can-Fite’s lead drug candidate, CF101, is in clinical development for the treatment of autoimmune inflammatory diseases. Can-Fite’s CF102 drug candidate is being developed for the treatment of liver diseases and its CF602 drug is being developed for the treatment of inflammation and sexual dysfunction. To date, more than 700 patients have participated in clinical trials conducted by Can-Fite. Can-Fite previously licensed its activity in the ophthalmic field to OphthaliX Inc., in which it holds a controlling interest and which is currently listed on the OTC Markets (OTCQB: OPLI).

Safe Harbor Statement

This press-release contains forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the “SEC”), press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite’s filings with the SEC and in its periodic filings with the TASE.

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